August 8, 2024

VIA EDGAR & ELECTRONIC MAIL

Jimmy McNamara

Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Parent Holding Corp.
Registration Statement on Form S-4
Filed August 7, 2024
File No. 333-275409

Ladies and Gentlemen:

This letter sets forth the response of Iris Parent Holding Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 8, 2024, with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on August 8, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, we are filing an Amendment No. 4 to the Registration Statement (the “Form S-4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Jimmy McNamara

Tim Buchmiller

U.S. Securities & Exchange Commission

August 8, 2024

Amendment No. 3 to Registration Statement on Form S-4
Risks Related to Liminatus's Intellectual Property
Liminatus depends significantly on intellectual property..., page 54

1.	We note your disclosure on page 54 that Liminatus’ exclusive license under the TDT agreement and Vaccine License will become a non-exclusive license upon Liminatus undergoing a change of control (as defined in the agreement), and your disclosure on page 59, that upon a change of control, the licensors may have the right to terminate agreements or may reduce or eliminate Liminatus’ rights under those agreements. Please disclose if the Business Combination would constitute a “change of control” for purposes of those agreements. If so, disclose whether the counterparties to those agreements have consented to the change of control. If such consents have not been obtained, please indicate whether the closing is conditioned upon receiving such consents and include more detailed disclosure regarding the related risks if such consents are not obtained.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 54 and 55 of the Form S-4.

General

2.	We note your response to comment 2, including removing the opinion regarding the shares of ParentCo Common Stock that are issuable upon the exercise or redemption of the ParentCo Public Warrants in Exhibit 5.1. We also note your disclosure elsewhere that the date to complete your business combination is September 9, 2024. To the extent that the ParentCo Public Warrants are exercisable within one year of registration, please register the underlying shares of common stock in accordance with Securities Act Sections C&DI Question 103.04.

RESPONSE:

In response to the Staff’s comment, we have revised the Form S-4 to register the shares of ParentCo Common Stock that are issuable upon the exercise or redemption of the ParentCo Public Warrants.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated August 8, 2024, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Sincerely,

/s/ Sumit Mehta
Name:	Sumit Mehta
Title:	Chief Executive Officer

cc: Chauncey Lane, Esq., Holland & Knight LLP